CHINA YILI PETROLEUM COMPANY
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

                                                                                                           December 4, 2009

VIA EDGAR
Karl Hiller
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:          China Yili Petroleum Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed May 18, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 18, 2009
                File No. 001-51554

Dear Mr. Hiller:

I am writing in response to your letter dated September 25, 2009.  The Staff’s comments are recited below, each followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Consolidated Statements of Cash Flows, page F-4

1.
Please tell us the origin of the financing activities line item, “Loan to related party,” and explain why this cash disbursement would not need to be presented in the investing activities section to comply with paragraph 17 of SFAS 95.  In addition, please explain when and how this loan was settled, and why the receivable is not apparent on your balance sheet as of December 31, 2007.  We see disclosure on the statements of cash flows indicating it was repaid with non cash consideration in 2008.

Response to Comment 1

On December 31, 2008 the Company distributed the capital stock of ASAP Expo to its shareholders, and reclassified the net assets of ASAP Expo as discontinued operations.  The “loan to related party” identified in the statement of cash flows was a loan made by ASAP Expo to a party related to ASAP Expo.  The loan appears as “due from affiliated company” on the December 31, 2007 balance sheet that was included in the Annual Report on Form 10-KSB for the year ended December 31, 2007.  In the 2007 balance sheet included in 2008 Form 10-K the loan is included in “assets of discontinued operations.”   The loan is classified on the Statements of Cash Flows as a financing activity because it was made for the purpose of temporary financing of the related party, not as an investment in the related party.

2.	The cash reported on the statements of cash flows as of December 31, 2007 should agree with the corresponding amount reported on your balance sheet on page F-1.

Response to Comment 2

The cash reported on the statement of cash flows for 2007 included cash assets of ASAP Expo, which are included in “assets of discontinued operations” on the balance sheet.  On reflection, we have concluded that this was an error.  After the Staff has reviewed our response to its comments, we will file an amendment to the 2008 10-K in which we will correct this error.

Note 1 - Business Description and History, page F-5

3.
We note your disclosure stating that you declared a dividend of 100% of the outstanding shares of ASAP Expo Inc. (ASAP Expo) on December 31, 2008.  Please clarify whether these shares were distributed to the original shareholders of ASAP Show, Inc. (ASAP) only or to all shareholders of record as of December 31, 2008.

In addition, we note your disclosure on pages 3 and 6 stating that the declaration and record date was December 19, 2008 and that the distribution date was January 14, 2009. Please reconcile that information with your disclosure under this heading that the declaration date was December 31, 2008.

Further, please tell us why you have reflected the spin-off in your financial statements as of and for the year ended December 31, 2008 if the share distribution date did not occur until January 14, 2009, as you disclose.

Response to Comment 3

As stated in the “Business” section of the filing, on December 19, 2008 the Board declared a dividend of the shares of ASAP Expo.  The dividend was effective on December 31, 2008, as that is the date on which beneficial ownership of ASAP Expo passed to the shareholders.  For that reason, the spin-off was reflected in our financial statements as of December 31, 2008.  The certificates for shares of ASAP Expo were distributed on January 14, 2009.

On review, we realize that the placement of the adverbial clause (“On December 31, 2008”) in the Note is confusing.   After the Staff has reviewed our response to its comments, we will file an amendment to the 2008 10-K in which we will revise both the disclosure in the Business section and the Note to include the facts as set forth in the preceding paragraph.

Note 2 - Merger Transaction and Reverse Split, page F-5

4.
We note your disclosure indicating that you accounted for the merger between ASAP and Sino-American Petroleum Group Inc. (Sino) as a reverse merger in which ASAP is deemed the target and Sino the accounting acquirer and continuing entity.  Please address the following with respect to your accounting and reporting of this transaction.

•
It does not appear that you have retroactively adjusted the historical stockholders’ equity of the accounting acquirer to reflect the exchange ratio established in the merger, as would ordinarily be required; and it is unclear why your statements of stockholders’ equity prior to the merger reflect only capital contributions.

Share activity of the accounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over the number of shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split.  In addition, common stock and additional paid in capital should be adjusted as necessary for any difference in the par value of stock.

Please advise us of any difficulty you may have in conforming your presentation.

•
Tell us why you did not apply the purchase method of accounting to record this acquisition, i.e. explain why the assets and liabilities of ASAP were not recorded at fair value as of the date of the merger in accordance with SFAS 141.

•
We note that in addition to the 200,000 shares of preferred stock issued to the shareholders of Sino to complete the merger, you issued 100,000 shares of preferred stock to other individuals in exchange for $600,000.  Tell us who received these shares, describe their relationship with the parties involved in the merger, and explain how receipt of the cash has been presented in your financial statements.

Response to Comment 4

After reviewing the Staff’s comment, we agree that our accounting for stockholders equity in connection with the reverse merger was erroneous.  After the Staff has reviewed our response to its comments, we will file an amendment to the 2008 10-K in which we will restate the statement of stockholders equity to conform to the accounting principles set forth in this comment.

Prior to the acquisition of Sino by ASAP Show Inc., Tongliao Yili Asphalt Company (“Yili Asphalt”) merged into Sino.  Chunshi Li was the controlling shareholder and CEO of Yili Asphalt prior to that merger, and he became the sole director and CEO of ASAP Show after the ASAP Show - Sino merger.  For that reason we accounted for the transactions as a reverse merger in which Yili Asphalt is the acquiring entity for accounting purposes.

The 100,000 shares of preferred stock were purchased by Huakang Zhou, Xiaojin Wang and Xiao Hu.  Huakang Zhou was the President of Sino-American Petroleum prior to the merger, Xiaojin Wang is his wife, and Xiao Hu is a business associate of Mr. Zhou.  Their relationship to the parties involved in the merger is that of investor.  Since the investment was related to the reverse merger, the $600,000 that they paid for the shares was charged to additional paid-in capital effective on closing of the merger.

5.
We note you have identified the enterprise as a development stage company and have presented cumulative financial information in accordance with SFAS 7, using the formation date of Tongliao Yili Asphalt Company (Yili Asphalt).

Please tell us how you accounted for the merger between Yili Asphalt and Sino and explain your rationale; include details sufficient to understand the extent to which these two entities were under common control just prior to their merger, and the extent of any change in control that occurred as a result of their merger.

Please also submit the disclosure that you would propose to describe the relationship between Sino and Yili Asphalt, which we would expect would be either Yili Asphalt as a predecessor to Sino, if the acquisition were accounted for at fair value in accordance with SFAS 141, or Sino as the continuation of Yili Asphalt, if this merger was a reorganization of entities under common control.

Response to Comment 5

Because Chunshi Li controlled Yili Asphalt prior to its merger into Sino and controlled ASAP Show after the merger of Sino into ASAP Show, and because Sino had no business activities other than owning Yili Asphalt for the purpose of facilitating its acquisition by ASAP Show, we determined that the merger between Yili Asphalt and Sino was a transaction between entities under common control.  Accordingly, in our amendment to the 2008 Form 10-K, we will include the following disclosure at the end of Note 2:

Sino-American Petroleum acquired the equity in Yili Asphalt in May 2007 in exchange for an equitable interest in Sino-American Petroleum.  The CEO and majority shareholder of Yili Asphalt prior to that acquisition became a control shareholder , CEO and sole director of ASAP Show as a result of the Merger of Sino-American Petroleum with ASAP Show.  For that reason, and because Sino-American Petroleum has had no business activity other than to facilitate the acquisition of Yili Asphalt by ASAP Show, we have accounted for Sino-American Petroleum’s acquisition of Yili Asphalt as a reorganization of entities under common control.

6.
On page 10 you indicate that you implemented a 1 for 29 reverse stock split on October 29, 2007.  However, at Note 2 you state that you “announced a 1229 reverse split” on that date.  Please revise your disclosure to remove this inconsistency.  In addition, please ensure that all share information presented in the document has been retroactively adjusted to reflect the reverse stock split.  If any share figures associated with periods prior to the reverse stock split have particular relevance you may include these in parenthetical notations along with the post-split equivalents.  We expect that revisions will be necessary.  For example, the 98.16 conversion rate referenced in Note 7 on page F-10 does not agree with the conversion rate implicit in the equivalent common share figures mentioned in the second and third points under Note 2 on page F-6.

Response to Comment 6

After the Staff has reviewed our response to its comments, we will file an amendment to the 2008 10-K in which we will (a) correct the error in Note 2 noted in the second sentence of this comment, and (b) revise all disclosure in which outstanding shares are quantified to reflect the retroactive effect of the reverse stock split.

7.
We note your disclosure stating that prior to the merger ASAP assigned all of its business and assets to ASAP Expo, its wholly owned subsidiary, and that ASAP Expo assumed all pre-merger liabilities of ASAP.  Please tell us whether this assignment resulted in you having no legal rights to the assets of ASAP Expo and no legal obligation to settle its liabilities subsequent to the reverse merger but prior to the spin-off.  If you believe this to be the case, please submit the underlying agreement and cite the specific sections within that agreement which you have relied upon in formulating your view.

Response to Comment 7

The disclosure cited in this comment refers to the Assignment, Assumption and Management Agreement dated August 13, 2007 among ASAP Show, ASAP Expo and Frank Yuan, a copy of which was filed as exhibit 10-b to the Current Report on Form 8-K dated August 13, 2007.   The purpose of the assignment and assumption was to make ASAP Expo, in effect, the guarantor of any liabilities attributable to the pre-merger business of ASAP Show.  In reality, ASAP Show had no assets or liabilities prior to the merger other than its ownership of ASAP Expo, since all business activities had been carried on in that subsidiary.   So the Assignment, Assumption and Management Agreement did not effect any change in the assets and liabilities of ASAP Show.  ASAP Show’s legal rights to the assets of ASAP Expo were those of a shareholder, prior to and immediately subsequent to the reverse merger; its obligations with respect to the liabilities of ASAP Expo likewise were those of a shareholder.

               Note 7 - Stockholders’ Equity, page F-10

8.
We note your disclosure at Note 2 that all preferred shares issued in conjunction with the merger transaction were not convertible into common shares until after the ASAP Expo’s shares were distributed.  However, we note that all preferred shares were converted to common stock in 2008, prior to the actual distribution of the ASAP Expo shares.  Please tell us whether the terms of the original merger agreement and/or preferred stock were modified to accommodate the earlier conversion of these shares.

Response to Comment 8

The statement in Note 7 that the Series A preferred shares were “converted to” common shares is erroneous.  The holders of the Series A preferred shares and the Board of Directors of the issuer agreed to effect an exchange of the Series A shares for common shares.  Neither the original merger agreement nor the certificate of designation of the preferred stock were modified in connection with the exchange.  After the Staff has reviewed our response to its comments, we will file an amendment to the 2008 10-K in which we will correct the error in Note 7.

                Note 9 - Risk Factors, page F-11

9.
We understand that you have operations in China where there are restrictions on the conversion of local currencies to foreign currencies.  Given the significance of your operations in China, it appears that you should provide the disclosures required under Rule 4-08(e) of Regulation S-X and FRC §213.02.

Response to Comment 9

After the Staff has reviewed our response to its comments, we will file an amendment to the 2008 10-K in which we will remove the second and third paragraphs from Note 9 and insert instead the following:

Potential Limitations on the Payment of Dividends

The PRC government imposes control over the conversion of Renminbi, or RMB, into foreign currencies. Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of RMB into foreign exchange by Foreign Investment Enterprises, or FIEs, for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in China.  On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items. Enterprises in China, including FIEs, which require foreign exchange for transactions relating to current account items, if within a certain limited amount may, without approval of the State Administration of Foreign Exchange, or SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs. Conversions in excess of prescribed limits, however, require the prior approval of SAFE.

Obtaining approval from SAFE for foreign currency conversions can be a time-consuming process.  Moreover, the PRC government from time to time modifies its regulations regarding conversion of RMB into foreign currencies, and may in the future impose further restrictions on transactions relating to current accounts.  For all these reasons, our ability to pay dividends in the future may be limited by our inability to readily transfer funds from our PRC subsidiary to our U.S. parent corporation.

Controls and Procedures, page 28

10.
We understand that you concluded that your internal control over financial reporting was not effective as of December 31, 2008.  Tell us why this finding would not present some difficulty in concluding that your disclosure controls and procedures were effective, as you have disclosed.

Response to Comment 10

The weaknesses in our internal controls over financial reporting, as disclosed in Item 9A of the 2008 10-K, are all related to our ability to implement the proper accounting treatment for  disclosed information, and arise from the lack of skilled personnel in the company dedicated to the accounting function.  Our disclosure controls appear to be effective, however, as the information that should have been disclosed for the 2008 year end was has been disclosed on a timely fashion.

ACKNOWLEDGEMENT

The undersigned, as Chief Executive Officer of China Yili Petroleum Company, hereby acknowledges that:

-	China Yili Petroleum Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	China Yili Petroleum Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours.

/s/ Chunshi Li
Chunshi Li
Chief Executive Officer